Exhibit 99.4

Risk Factors

Our business is exposed to a variety of risks and uncertainties, some of which are inherent in our industry and others which are specific to our businesses. The discussion below addresses the risk relating to our ability to continue as a going concern.

We have limited working capital, continue to incur significant losses as well as negative cash flows and without significant additional funding will not be able to continue operating as a going concern.

We have not generated any consolidated net profit since our inception and there are no assurances, neither do we expect that we will be able to achieve profitability in the near future. Our total comprehensive loss for the six-months period ended March 31, 2023 and 2022 were €180.1 million and €201.7 million, respectively. In addition, since our inception, we have had negative operating cash flows and relied on external financing. The uncertain and volatile economic environment across our key regions, combined with significant funding needs and a loss-making business, have in the past limited and may in the future continue to reduce our options for raising additional capital, be it in the form of equity or debt financing. This uncertain and volatile environment may also negatively impact the accuracy of our budgeting and financial forecasting. As a consequence, we may not be able to correctly anticipate our capital requirements.

We require significant additional funding in order to continue as a going concern. We will need to finance future cash needs primarily through private equity offerings, debt, or debt to equity financings. We do not know and cannot provide assurance on whether additional funding will be available in a timely manner, at the desired amount, or on acceptable terms, or at all to allow us to continue as a going concern. To the extent that we raise additional funds by issuing equity securities or instruments convertible into, or exercisable or exchangeable for, equity securities, our shareholders may experience significant dilution. Any financing, if available, may require that we agree to restrictive covenants that could reduce our operational flexibility or profitability.

If we are not able to extend the maturity date of our LBBW revolving credit facility from May 2024 to May 2025, €100.0 million would become due effective immediately in May 2024. As a result, if we are not able to raise an additional €100.0 million of financing until May 2024, we may be required to sell or dispose of certain of our rights or assets on commercially unfavorable terms. Any inability to raise adequate funds on commercially reasonable terms could have a material adverse effect on our business, financial condition, results of operations and prospects, including the possibility that a lack of funds could cause our business to fail and lead to our inability to operate as a going concern or, ultimately, to insolvency, with little or no return to investors.